SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2014
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: February 7, 2014

List of materials

Documents attached hereto:

i) Press release announcing Reschedule of the Effective Date for Company Split (Small-scale Company Split) of Sony Corporation into JUKI AUTOMATION SYSTEMS CORPORATION

February 7, 2014
Sony Corporation

Reschedule of the Effective Date for Company Split (Small-scale Company Split) of
Sony Corporation into JUKI AUTOMATION SYSTEMS CORPORATION

Sony Corporation (“Sony”) announced today that Sony and JUKI AUTOMATION SYSTEMS CORPORATION have agreed to reschedule the effective date of the captioned company split to March 1, 2014, because the necessary regulatory approval was recently obtained.  The captioned company split was originally announced on August 9, 2013.  On December 25, 2013, Sony announced that the company split had been rescheduled to become effective as of April 1, 2014, subject to the receipt of a necessary regulatory approval, and that  the parties intended to discuss moving the effective date forward if the approval was obtained earlier (as stated in the filing document dated December 25, 2013 entitled “Reschedule of the Effective Date for Company Split (Small-scale Company Split) of Sony Corporation into JUKI AUTOMATION SYSTEMS CORPORATION”).